United States securities and exchange commission logo





                             February 11, 2021

       John James
       Chief Executive Officer
       Fusion Acquisition Corp. II
       667 Madison Avenue, 5th Floor
       New York, New York 10065

                                                        Re: Fusion Acquisition
Corp. II
                                                            Registration
Statement on Form S-1
                                                            Filed January 20,
2021
                                                            File No. 333-252265

       Dear Mr. James:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed January 20, 2021

       General

   1. Please disclose the basis for the disclosure on page 77 that the company does not believe that the fiduciary
duties or contractual obligations of your officers or directors will materially affect your
ability to complete your initial business combination.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 John James
Fusion Acquisition Corp. II
February 11, 2021
Page 2

        You may contact Effie Simpson, Staff Accountant, at 202-551-3346 or Andrew Blume,
Accounting Branch Chief, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn James
                                                           Division of
Corporation Finance
Comapany NameFusion Acquisition Corp. II
                                                           Office of
Manufacturing
February 11, 2021 Page 2
cc:       Joel L. Rubinstein
FirstName LastName